FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of October 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________

Jean-Georges Malcor to Join CGGVeritas
General Management
(ISIN : 0000120164 – NYSE : CGV)
PARIS, France – October 26, 2009
CGGVeritas announced today that Jean-Georges Malcor, currently Senior Vice President at Thales, will join CGGVeritas on January 1st 2010. In connection with this appointment, it is planned that CGGVeritas will separate the Chairman of the Board and Chief Executive Officer functions on July 1st 2010, at which date Jean-Georges Malcor will become Chief Executive Officer of CGGVeritas and Robert Brunck will continue on as Chairman of the Board.
Jean-Georges Malcor will use the first months following his arrival to meet with various clients and CGGVeritas teams while working closely with the Executive Committee, Robert Brunck and the Board.
Thierry Le Roux, member of the Executive Committee, is appointed as Advisor to Robert Brunck and Jean-Georges Malcor. He also has the responsibility at the Group’s level for business development and technology.
Robert Brunck, Chairman and Chief Executive Officer of CGGVeritas, commented:
“Over the past years CGGVeritas grew to become a leader in Geophysical Equipment and Services. In the recent downturn we responded with vigour and efficiency so that today through increased financial discipline and insightful management of our capacities, we have reinforced our position as the world leader in high-end seismic equipment and services.
It is now time to prepare CGGVeritas to move on to the next step while taking full advantage of our leading global footprint, technological strength and well-balanced portfolio. I am delighted by the arrival of Jean-Georges and the prospect of working with him to put our strategy into action.
Jean-Georges has considerable experience in high-end technology, built up over twenty years, both in France and internationally. His abilities, his indisputable know-how and his strong managerial and personal skills make him the ideal candidate to carry out the future development of CGGVeritas.”
Biography of M. Jean-Georges Malcor
Jean-Georges Malcor, 53, is a graduate of École Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from École des Mines.
He began his career at the Thales group in the Underwater Activities division (1983-1987). He then moved to the Sydney-based Thomson Sintra Pacific Australia, becoming Managing Director of the company (1990). Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous-Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia and then the first Managing Director of the joint venture Australian Defense Industry(1999). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President, in charge of the Naval Division. Since January 2009, he was Senior Vice

President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America.
Executive Committee members in addition to Robert Brunck and Jean-Georges Malcor are:
Thierry Le Roux, Advisor to the CEO and in charge of the Group’s Business Development and Technology,
Gerard Chambovet, Group Senior Executive Vice President, in charge of Human Resources, Communications, and Audit,
Stephane-Paul Frydman, Group Chief Financial Officer,
Luc Benoit-Cattin, President of Geophysical Services,
Pascal Rouiller, President and Chief Executive Officer of Sercel Group,
Fernando Aguilar, President of Geophysical Services for the Americas.
About CGGVeritas:

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 26th, 2009	Gerard CHAMBOVET
Senior EVP Corporate